

July 12, 2010

Ms. Kathy Ordoñez
Chief Executive Officer
Celera Corporation
1401 Harbor Bay Parkway
Alameda, CA 94502

Re: Celera Corporation
Form 10-K filed March 10, 2010
Form 10-Q filed May 5, 2010
Schedule 14A filed April 14, 2010
File No. 001-34116

Dear Ms. Ordoñez:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

For 10-K for the Year Ended December 26, 2009

Item 1. Business, page 4

1. We note the discussion of your license and collaboration agreements with Abbott Laboratories, Beckman Coulter, Inc. and Siemens Medical Solutions Diagnostics in the Business section of the filing. Please disclose the term and termination and royalty rate provisions of each. We note that the company has been granted confidential treatment on the specific royalty rates themselves; therefore, either a range within ten percent or a statement that the percentage is in the single digits, teens, etc. will be sufficient.

Proteomics Collaborations, page 16

2. We note the discussion starting in the second to last paragraph on page 16 of your two-year exclusive license agreement with Merck & Co., Inc. Please quantify the license fees, total potential milestone payments and royalty rate under the agreement.   We note that the company has been granted confidential treatment on the specific royalty rate itself; therefore, either a range within ten percent or a statement that the percentage is in the single digits, teens, etc. will be sufficient.

Patents and Other Intellectual Property, page 23

3. Please include a more robust discussion of your material patents, including which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates
Asset Impairment – Goodwill and Indefinite Lived Intangible Assets, page 59

4. Please disclose the following with respect to your goodwill impairment assessment related to your Lab Services reporting unit:

    *   Percentage by which fair value exceeded carrying value as of the date of the goodwill impairment assessment date;
    *   Your assumptions, such as discount rates, cash flows, projected growth rates, terminal value growth rates, earnings multiples, etc. used in determining the fair value, as well as why you believe assumptions used under the income approach are reasonable;
    *   Your assumptions, such as the multiple or multiples of market value to book value, transaction premiums, adjustments to the market value to reflect differences in control and marketability, etc. used in determining the fair value, as well as why you believe assumptions used under the market approach are reasonable;
    *   A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    *   A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Financial Statements

5. You disclose under risk factors on page 44 that your development and commercialization of diagnostic products could be harmed if collaborators or licensees fail to perform under their agreements or if they terminate those agreements. Please disclose the terms and

conditions of your significant collaboration agreements, including the amount and triggering event of any up-front payments, milestone payments, royalty arrangements and any other financial consideration.

Note 22 – Segment Information, page 121

6. Depreciation and amortization expense represents 29%, 82% and 44% of operating (loss) income in 2009, the six months December 27, 2008 and the 2008 fiscal year. The majority of the depreciation and amortization expense was allocated to the Corporate segment over these three periods. Please disclose the nature and amount of assets and the depreciation and amortization expense allocated to the Corporate segment. Please also disclose the nature and effect of any asymmetrical allocations to segments as contemplated by ASC 280-10-50-29e.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Three Months Ended March 27, 2010 Compared to Three Months Ended March 28, 2009
Revenues, page 21

7. You disclose that the decrease in revenues for the Lab Services segment is due to lower reimbursements. Please quantify the reduction in revenues for the three months ended March 31, 2010 due to the increase in reimbursement rate of Medicare and other government healthcare programs as a result of the health-care reform bill as well as their expected effects on your future results of operations and financial position.

Schedule 14A filed April 14, 2010

Director Nomination Process, page 11

8. We note that you have not disclosed whether, and if so, how, your nominating committee considers diversity in identifying nominees for director. Please provide this information. See Item 407(c)(2)(vi) of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant